

Mail Stop 3561

December 3, 2015

Via E-Mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division Street
Carson City, Nevada 89703

     Re: **Indie Growers Association**
          Form 10-K for the Fiscal Year ended March 31, 2015
          Filed July 15, 2015
          File No. 000-54091

Dear Mr. Coleridge:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel, and Mining